Exhibit 99.21
November 18, 2021
Bülent Aksu, Chairman of the Board of Directors
Turkcell İletişim Hizmetleri A.Ş (the “Company” or “Turkcell”)
Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İnönü Caddesi
No:20 Küçükyalı Ofispark B Blok - Maltepe / İSTANBUL
Sent by email
Dear Chairman of the Board of Directors (the “Board”):
We are further writing with reference to your letter of November 12, 2021, Turkcell’s public disclosures of November 15, 2021 and an email from Mr. Murat Erkan of November 12, 2021 to Mr. Alexander Pertsovsky of LetterOne. Capitalised terms are as defined in our letter of October 28, 2021.
As we have stated on several occasions, we are seeking a collaborative engagement with the Board on our concerns and potential solutions to them. We note your position that the Board and Turkcell have conducted themselves in accordance with applicable domestic rules and regulations, and that you have referred us to management to discuss our views. The matters we have raised go beyond mere compliance with the letter of the relevant local rules, regulations and procedures. They are directly related to actions and changes which are demonstrably in the corporate interest of Turkcell and the long-term interest of all shareholders and the broader group of stakeholders of Turkcell. For example, only the Board can take or facilitate actions on i) improvements to governance practices and policies, ii) aligning the interests of management and shareholders or iii) forming committees to investigate and recommend actions relating to costs, margins and the monetization of Turkcell’s assets. These matters are the topics of our letter, and are all clearly within the direct authority and responsibility of the Board and require your attention as prudent directors. Such authority cannot be delegated to management, and the responsibility cannot be satisfied through such delegation.
We request a meeting with you and the chairpersons of all committees of the Board with responsibility for the matters we have raised. We urge you to engage with us and we look forward to your response no later than November 24, 2021 with the proposed time for a meeting.
Sincerely,
/s/ Nathan Scott Fine
Nathan Scott Fine
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

Board of Directors
Turkcell İletişim Hizmetleri A.Ş
November 18, 2021

/s/ Carla Cico
Carla Cico
Managing Director
On Behalf of International Mobile Telecom Investment Stichting Administratiekantoor

/s/ Maxime Nino
Maxime Nino
Manager
On Behalf of L1T UB Holdings S.à r.l.